

Mail Stop 3233

January 13, 2016

Via E-mail
Mr. Deric S. Eubanks
Chief Financial Officer
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

> **Re: Ashford Hospitality Prime, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 16, 2015**
> **File No. 001-35972**

Dear Mr. Eubanks:

We have reviewed your November 30, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Although we have not requested that you amend your filing, we intend to review your future earnings releases and investor materials for compliance with Regulation G and Item 10(e) of Regulation S-K. For that reason, we ask that you please respond to these comments within ten business days or advise us as soon as possible when you will respond so that we may understand how you intend to address our questions and comments in your future communications. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2015 letter.

Form 10-K for the fiscal year ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 89

1. We note your response to comment one. In future filings please ensure your disclosure clearly indicates the source of the pre-acquisition results and adjustments made to those results, if any.

Form 8-K filed February 26, 2015

Exhibit 99.1

2. We note your response to comment two. In future filings, please revise your presentation of Hotel EBITDA as follows:
    a. Reconcile to the most directly comparable GAAP financial measure in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-K.
    b. Present Actual Hotel Adjusted EBITDA, followed by a single adjustment for pre-acquisition results to arrive at Comparable Hotel Adjusted EBITDA. Present Comparable Hotel Revenue in a similar manner if you wish to continue to present that measure.
    c. Describe the source of pre-acquisition results and any adjustments made to those results. Additionally, consider disclosing whether the pre-acquisition results were audited or reviewed by your auditors as indicated in your response.
    d. To the extent that you continue to present Comparable Hotel Revenue or other measures that include pre-acquisition results, tell us how you considered providing the relevant non-GAAP disclosures.
    Include within your response management's proposed disclosure.

3. Additionally, please tell us whether you have made any significant changes to your hotels after acquisition. To the extent that significant post-acquisition changes have been made, tell us how you concluded that combining pre-acquisition and post-acquisition was useful.

4. We note that disclosure on page 10 reflects your key performance indicators on a pro forma basis and we further note certain key performance indicators included on page 1 are also presented on a pro forma basis. Please include balancing disclosure throughout future filings of these indicators excluding pre-acquisition amounts. Include within your response management's proposed disclosure.

You may contact Shannon Sobotka, Staff Accountant at 202-551-3856 or me at 202-551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate
& Commodities